Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

A tweet related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

•

Tweet: Big cable is trying to enter wireless, but they’re not out to fight for you any more than dumb & dumber! New T-Mobile will bring a REAL 5G future to everyone and we’ll never stop easing consumer pain points!! How? Check out my blog to find out! Key info: http://www.NewTMobile.com [link to John J. Legere blog post below]

Our Wireless Future: Let’s Go Forward, Not Backward

John Legere | May 02, 2019

With everyone in the industry posting Q1 results over the last week or so, I thought it would be a great time to step back and take a broader look at what’s happening in wireless. Once again, T-Mobile’s results show that our business is continuing to fire on all cylinders, and I’m so proud of our team for all the hard work!

But let’s take a closer look at the industry overall. After all, we are just one provider, and the landscape is changing every day! So, after T-Mobile, do you know who the big winner is in bringing on new customers? Any guesses??

The answer is… Big Cable!! Wait, what?

Believe it or not, last week Comcast announced a net gain of 170,000 subscribers to its Xfinity Mobile wireless service, bringing its total wireless subscriber base to 1.4 million since its launch just a year ago. Then this week Charter announced it added 176,000 net new mobile customers during the last quarter, meaning that Comcast and Charter have added more postpaid phone customers in Q1 2019 than AT&T and Verizon combined. In fact, Big Cable has added more postpaid phone customers than AT&T and Verizon combined in 2017, 2018, and now they’re on track to do it again in 2019. Yep, this is the Cableopoly that already boasted over 80 million cable customers at the end of 2018, while generating nearly $15 BILLION in free cash flow and more than $138 BILLION in revenue! And remember—they don’t even compete against each other! As one publication said, “Most of us live a local monopoly, cable-wise.”

Yep, say goodbye to those old school “industry lines.” The Cableopoly is ramping up to become a real player in the wireless market. Don’t be misled that they’re just another MVNO relationship. These guys mean business. Recent research from Duke University shows how they’ve jumped in: Big Cable is reselling service from traditional wireless players while also using their own high-capacity network facilities and expansive WiFi hotspot networks to create essentially independent wireless networks. Consumers are responding, too. In fact, a recent survey from Wall Street firm Barclays found that 40% of Americans would consider switching from their existing provider to wireless service offered by Big Cable.

Now, a couple million subscribers isn’t a big-time wireless provider… yet. It will take time for these businesses to reach real national scale. Trust me, we know. Think about this: In Q1 2019, for 24 straight quarters T-Mobile has added more than ONE MILLION new customers every single quarter. That’s huge. You’d think those numbers would fundamentally change the competitive standing of our wireless industry, right? Not really. At the end of 2017, Verizon and AT&T had approximately 70% market share—including a whopping 90% share of the enterprise market—and for 2018, had over 90% of the industry cash flow. They have a massive capital advantage that’s not going anywhere.

So, if AT&T and Verizon have such an advantage in wireless, then why is Big Cable barging into this space? Because that’s where everyone is headed. All content is going to the Internet, and the Internet is going mobile. I’ve been saying that for years, and it’s true! The result? Industry lanes are gone and convergence is officially the new norm. Traditional wireless companies are buying content creators. The Cableopoly is getting into the wireless game. It’s like the Wild West out here!

The race to our wireless future is on… and AT&T, Verizon, Comcast, Charter, Dish, etc. are ALL vying for leadership in the new era. But for consumers this future is still bleak, if things stay with the status quo. We’re talking about companies that are known for high prices, spotty coverage, terrible customer service, tepid 5G plans, and an expanding Digital Divide with bad bundled services galore. Sounds fantastic, right? No. Not at all. Someone needs to force all of these companies to treat consumers right!

A True #3 in Wireless

As the Un-carrier, we have always worked hard to disrupt the status quo! We eliminated two-year service contracts and overage penalties AND we led the move to Unlimited data, which has simplified the customer experience and redefined service. We’ve been the disruptive force this broken industry needed for the past few years, and we absolutely plan to keep eliminating pain points and keep listening to our customers for years to come! But things are changing. The market is changing. Consumer needs are changing. 5G is coming!

Our industry needs a bigger, stronger player that drives competition and truly fights for the rights of consumers against the Big Two wireless carriers and the Cableopoly. A competitor with the scale and resources to really compete in a 5G era, for the long haul! One that makes our wireless future something that works for consumers and one can take on the big wireless players, the big cable companies and anyone else with massive resources, who wants to jump into wireless.

The New T-Mobile will be that player.

To start, as the New T-Mobile, we will expand our planned investments in the network by investing nearly $40B in the first three years alone! A supercharged Un-carrier will force the giants to follow our lead and put customers first, creating competition with innovative products that deliver mobile services across a variety of platforms at dramatically faster speeds and being a disruptive force for good. Thanks to our complementary spectrum assets with Sprint, even as the number-three wireless provider, we can deliver the #1 network with unprecedented capacity. And we can do it quickly! As wireless becomes more and more important to consumers, we will have every incentive to put our network capacity to work by offering consumers so much more for so much less. This will force anyone offering wireless services to step up to match us on our value, customer service and network quality. Yes, even the cable guys!

We’ve seen this shift coming and have already started laying the foundation for a world where we bring real choice to life and compete in this converging world. We recently introduced our Home Internet Pilot, but that’s only the start. The New T-Mobile’s deep spectrum assets and solid financial resources, coupled with our latest TVision offering, will position the company to bring innovative and disruptive video services to consumers across the country. We are creating a new “Un-wired” and “Un-cabled” competitor that will be laser-focused on giving our customers more for less.

Today’s status quo only helps Verizon, AT&T and the Cableopoly. The U.S. has long needed a third scaled competitor to challenge AT&T and Verizon, and with the 5G revolution the need for a super-charged, consumer-first competitor is an absolute imperative. I’m sure no one thinks that should be Big Cable—except maybe Big Cable! I’m sure not hearing a groundswell saying they should be able to exploit a broken wireless industry just to expand their monopolies and become an even bigger part of Americans’ daily lives. I’m not seeing the emergence of a strong consumer advocate group clamoring for them to bring their excellent customer service to the masses (because, remember, they are literally the worst). Why? Because no one wants that! Consumers don’t deserve that. If this is where we’re headed, I’m afraid we’re going backward!

The New T-Mobile will finally have the scale and financial resources to be that disruptive rival that the U.S. market so badly needs. We’ll be bigger and even more aggressive in our fight to eliminate consumer pain points. We have a plan to compete toe-to-toe with established leaders and the new entrants to drive competition and innovation, bringing more choice and lower prices to all consumers. Trust me when I say, consumers need the New T-Mobile, and we need U.S. consumers. We will force these other guys to change, because we will never stop!

John

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following is an excerpt of a transcript of the T-Mobile US, Inc. Q1 2019 Earnings Call:

CORPORATE PARTICIPANTS

Braxton Carter—EVP, CFO

John Legere—CEO

Michael Sievert—President & COO

Neville Ray—EVP, CTO

Nils Paellmann—VP, IR

CONFERENCE CALL PARTICIPANTS

Amy Yong Macquarie Research—Analyst

Brett Feldman Goldman Sachs Group Inc., Research Division—Equity Analyst

Craig Moffett MoffettNathanson LLC—Founding Partner

John Hodulik UBS Investment Bank, Research Division-MD, Sector Head of the United States Communications Group and Telco & Pay TV Analyst

Mike Rollins Citigroup Inc, Research Division—MD and U.S. Telecoms Analyst

Mike McCormack Guggenheim Securities, LLC, Research Division—MD & Telecommunications Senior Analyst

Phil Cusick JP Morgan Chase & Co, Research Division—MD and Senior Analyst

Ric Prentiss Raymond James & Associates, Inc., Research Division—Head of Telecommunication Services Equity Research

Simon Flannery Morgan Stanley, Research Division—MD

Vivek Stalam New Street Research LLP—Associate

Walt Piecyk BTIG, LLC, Research Division—Co-Head of Research and MD

THOMSON REUTERS STREETEVENTS

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

PRESENTATION

***

John Legere—CEO

Let me give you a quick update on the progress of our pending merger with Sprint. Nearly 1 year ago to the day, we announced our groundbreaking merger. We spent the last 12 months sharing our story and laying out the facts and proof about how the new T-Mobile will deliver the nation’s first broad and deep nationwide 5G network, supercharge competition in wireless and beyond and create thousands of American jobs starting on day 1. We continue to work through the regulatory review process and believe that we’re in the final innings of a process that we have a great deal of respect for.

We’ve completed a number of major milestones, and we remain optimistic and confident that with the substantial facts and the record before them, the regulators will recognize that this merger is good for consumers. We continue to have a productive dialogue with both federal and state regulatory authorities, so I wanted to highlight a few milestones since our last earnings call.

On March 6, we made a filing with the FCC laying out our plans to bring competition to the home broadband market with a target to serve 9.5 million U.S. households by 2024. On April 4, the FCC resumed its nonbinding shot clock, which now stands at day 143, which is currently expected to conclude on June 3. At the state level, we’ve received 16 of the required 19 State Public Utility Commission approvals, including the New York PSC. We’re making progress in the process with California PUC having reached an agreement with the California Emerging Technology Fund on April 8.

On January 30, we announced plans following the closing of the merger to build 5 new T-Mobile customer experience centers, creating at least 5,000 American jobs. We’ve announced 3 locations to date, including Overland Park, Kansas, Greater Rochester area of upstate New York and Kingsburg, California area. I can’t wait to create the new T-Mobile and truly take it to the entrenched players in wireless, cable and beyond.

Make no mistake, opponents of this transaction are desperate to maintain the status quo, all to the detriment of their customers and for their own benefit. New T-Mobile will be the #3 wireless player with the #1 network and will aggressively compete by giving more to customers, all while asking them to pay less. On the regulatory front, I’m pleased with the progress we have made on our merger and the process so far, and I still expect regulatory approval from the DOJ and the FCC in the first half of this year.

THOMSON REUTERS STREETEVENTS

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

***

QUESTIONS AND ANSWERS

***

John Hodulik - UBS Investment Bank, Research Division - MD, Sector Head of the United States Communications Group and Telco & Pay TV Analyst

I’ve 2 questions. First, one of the growth initiatives, the home Internet, anything you could tell us in terms of the details of the product in terms of whether or not it’s more of sort of urban based or rural pricing or caps or any other details you can provide? And then secondly, there’s been some recent filings from Sprint suggesting the company is going through — is struggling more than they appear to, I would say, to investors. Did those filings suggest or temper your enthusiasm for the deal? Or does it suggest that the company may go through a rougher patch in terms of the integration, if you guys were able to close the deal?

John Legere—CEO

Take the first half, Mike?

Michael Sievert—President & COO

Yes, on the first one, home Internet. Think about it as a trial program. What we’re doing is preparing ourselves for the new T-Mobile. The new T-Mobile has big aspirations in this space, 5G and the particular capabilities of this new T-Mobile network will allow us to go after 66% — or 66 million, more than half of all households in the United States. And eventually, our plan, as John mentioned, is to win 9.5 million of those, that’s a big deal. That will make us one of the biggest broadband providers in the country. So we have to get ready for it and get the learnings even in this 4G era under our belt. So that’s what’s going on. It’s really exciting. This is even today in 4G LTE a 50 megabit per second service. And what we’re doing is essentially allowing customers in, in a capacity aware way. So where we think we have the capacity to support very high-quality services for them, we’ll accept the applications. And it’s been very exciting. When they sign on, they save a lot of money and, of course, there’s no need for an in-home visit, no need to wait around all day for a cable tech, et cetera. So it’s very exciting, and we’re looking forward a lot more to come on that front.

John Legere—CEO

And I guess on the second question, I guess, the only thing I could say, not specifically about any filings that Sprint has, but I can say, in the 1 year since we announced the deal, in all of the work that we’ve done, all the due diligence we’ve done, all of the integration planning that we’ve done, our enthusiasm for the opportunity is greater than it’s ever been. Our belief in the

THOMSON REUTERS STREETEVENTS

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

size of the synergy pool and the power of the network when you put them together, the impact on 5G for the country, the positive nature on jobs, the expansion into rural and in-home broadband has gone up. So if you take all aspects of what we’ve learned and done in our diligence as well as our work with the FCC and the DOJ, 1 year later, we’re more enthusiastic and more excited about the coming together of these companies than we were 1 year ago.

***

Craig Moffett - MoffettNathanson LLC—Founding Partner

Neville, if I could, I’m going to stay with the spectrum-related questions for a minute. First, in John’s comments, when he was talking about the speeds that you could achieve with your 600 network, if — correct me if I’m wrong, but I think that was including the 2.5 gigahertz spectrum. Just based on the rollout of — on the 600, what kind of speeds do you think you can deliver with your 5G network on your existing spectrum? And then in the event that the merger didn’t provide you with the 2.5 gigahertz spectrum, how do you think about satisfying the need for additional mid-band?

THOMSON REUTERS STREETEVENTS

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Neville Ray—EVP, CTO

Yes, so a bunch of questions within the question there, Craig. I mean, clearly, there’s nobody more excited in the room than me around what we can achieve with the combination of Sprint and T-Mobile in the new T-Mobile. And I talked at length there about what we can do with 600 megahertz.    And obviously, as we light up — think about just on a stand-alone basis, lighting up 30 megahertz nationwide on top of the assets that we’ve deployed today. So speeds are absolutely going to move from the 30, 35 MB averages that exist in the network today into the 60s and 70s. Peak speeds are going to move well north, probably not quite doubling where we are today, but into the hundreds of megabits per second. That’s achievable, right, as you combine and aggregate the 600 megahertz in — with the mid-band spectrum that we have. So that’s a very interesting proposition, but it pales in comparison to what we can do with the new T-Mobile and the rollout that we can achieve with 2.5 gigahertz and especially the amount of spectrum — mid-band spectrum that we can push into 5G early and address this need of mid-band 5G, which the rest of the world is running with, Craig, as you know. Here in the U.S., we have this mid-band dilemma. We can solve that with a combination of T-Mobile and Sprint and really move forward with a tremendous 5G experience with breadth and depth and all of the data and the fact points that John pointed out earlier in the messaging. So that’s the piece I’m focused on. Obviously, on a stand-alone basis, it’s a different world. But then that’s us and AT&T and Verizon and everybody else trying to figure out how do we move to that next level of performance with 5G in a world where the mid-band spectrum that’s needed to really drive that is not coming from auctions or from other sources in any real time frame that’s comfortable for anybody. But the combination of T-Mobile and Sprint creates that mid-band opportunity in a way that cannot be created in the U.S. marketplace over the coming years. That’s what’s so unique and exciting about the opportunity. And Craig, that’s where I spend my time. I’m thinking about that piece. I know we’ve got a very strong network. I’m adding a lot of 600 megahertz and new spectrum to the asset that we have. So a lot of confidence there, but the excitement and the thing that we long for and look forward to is this combination with Sprint.

***

Vivek Stalam - New Street Research LLP—Associate

How do you think about potential deal structures where it’s really focused on the network side and maybe the separate retail assets continue to exist?

***

John Legere—CEO

This deal as structured, we believe, is pro-consumer and pro-competition and as the regulators continue and finish their review process, it will be approved. So you’re referring to alternate universes or structures that I have no reason to think about at this point in time. I feel very good about the deal as it’s structured and as it’s being reviewed.

***

THOMSON REUTERS STREETEVENTS

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Ric Prentiss - Raymond James & Associates, Inc., Research Division—Head of Telecommunication Services Equity Research

John, you’d mentioned the California Emerging Technology Fund had signed on with the deal. Can you talk to us a little bit about what they found interesting in the deal and what they wanted to see from you guys as far as what the deal might entail to help make California see success in it?

John Legere—CEO

Is there any content you want to say on that, Mike?

Michael Sievert—President & COO

Yes, we were — anybody can pile in. We were able to reach agreement with them some weeks ago, and they’re looking at the public interest in the state around issues like, will you really build this network, are you going to make investments in underserved communities in this state? What’s the picture look like on jobs in the state? So they’re trying to take a broad lens on public interest benefits and make sure that we put our money where our mouth is. And so we’re able to reach agreement about making investments in the state that benefit particularly less-advantaged consumers in the state, and we also made firm commitments about what kinds of investments we would make in the network in order to accomplish the public good that this merger talks about, which is a broad and deep 5G network that has more capacity and therefore serves Californians better and drives prices down. So that — those were the general topics that we were able to...

John Legere—CEO

I think it’s been a fascinating year and you talk about California but the discussions with California, very similar to the discussions that we’ve had with every constituent, including the Senate and the Congress, and you enter an environment where the strongest proponents of the deal or those opposed to the deal are talking about the exact same issues. And they are relative to, will you build the network out? What will the 5G network deliver for the country? What will happen with prices? What will happen with the offer set? What happen to rural America? Will you really enter in home broadband? What will happen with jobs? And all of these are things that in our filings, in our business plans, under oath and testimony, we have clearly stated benefits and in some cases with the states, we’ll work individually with them on the items that are very important for them. So there are a lot of constituents involved but all of the questions and all of the concerns are easily answered by a transaction like this that has so much pro-competitive and pro-consumer output. And sometimes, it’s just a matter of explaining that and if need be, which we’re perfectly willing to do in many fashions, commit to it.

THOMSON REUTERS STREETEVENTS

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Neville Ray—EVP, CTO

I just add one dimension and just underlying the statement on rural. And that’s clearly been something of intense interest on how this deal can better serve the rural Californians and bring really great wireless service and true home broadband competition. That’s been an area of intense dialogue, and I think we’re, as we’ve said, very excited about those opportunities, not just in California, but across the nation.

John Legere—CEO

I like the fun part, Neville, I would say. When we have the opportunity to not just talk about the full integrated new T-Mobile, but when we have an opportunity to discuss pieces of it, to discuss with rural America specifically about them and their piece, discuss with the state of California, this is truly the most exciting thing that they could hope for. And so it’s not a matter of trying to hide anything, it’s such a compelling proposition for every component of this country and for the country, in general. The conversations have all been not just good, they border on exciting.

***

Mike McCormack—Guggenheim Securities, LLC, Research Division—MD & Telecommunications Senior Analyst

For Neville, just on the 600 megahertz build-out, what’s the experience on sort of the number of towers or nodes required and certainly comparing that against what 2.5 might require?

Neville Ray—EVP, CTO

Yes, super quick. So on 6 — in reverse order, Mike. So 600 megahertz deployment, I mean, we’re not quite doing a one-on-one overlay, but we are deploying pretty heavily. So there’s literally tens and tens of thousands of sites that will receive 600 megahertz, not all this year, obviously. But we are doing a very heavy deployment on 600. On spectrum, my comments are looking at — if you look, again, what we can do with Sprint and T-Mobile combined and the new T-Mobile and how quickly we can commit very large volumes of mid-band spectrum to 5G, there’s nothing on the primary, secondary markets that can match that. If you look at the auction environments, yes, the FCC is working hard on new mid-band spectrum, CBRS coming, but it’s got its sharing issues, it’s a small volume of spectrum. Rest of the world is pushing in 300 megahertz plus across 3 carriers, 100 megahertz a piece open now, right? If you look at Chinese market, Korea, that’s a lot of spectrum. And the only thing that comes close to feeding that would be the C-band. And as we all know, that’s several years out. So the real opportunity, the massive opportunity with our deal is to fill that spectrum gap, especially over the next 2 to 3 years and bring material 5G with that breadth and depth of experience that mid-band can deliver that can’t get delivered with the other assets.

THOMSON REUTERS STREETEVENTS

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

THOMSON REUTERS STREETEVENTS

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

THOMSON REUTERS STREETEVENTS

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

THOMSON REUTERS STREETEVENTS

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.